K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 25, 2018

VIA EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Registration Statement on Form N-14 for Carillon Series Trust (the “Registrant”) (Registration No. 333-224293)

Dear Ms. Vroman-Lee:
This letter responds to the comments that you provided by telephone on May 9, 2018 to Yoon Y. Choo and Steven B. Levine, regarding the registration statement on Form N-14 (“Registration Statement”) for the Registrant related to the reorganizations of the following series of the Registrant (each, a “Reorganization” and together, the “Reorganizations”): (i) Carillon Eagle Smaller Company Fund (“Eagle Smaller Company Fund”) into Carillon Scout Small Cap Fund (“Scout Small Cap Fund”) (the “Small Cap Merger”); and (ii) Carillon Eagle Mid Cap Stock Fund (“Eagle MCS Fund”) into Carillon Eagle Mid Cap Growth Fund (“Eagle MCG Fund”) (the “Mid Cap Merger”). The Eagle Smaller Company Fund and the Eagle MCS Fund each are referred to herein as a “Target Fund” and, collectively, are referred to as the “Target Funds.”  The Scout Small Cap Fund and the Eagle MCG Fund each are referred to herein as an “Acquiring Fund” and, collectively, are referred to as the “Acquiring Funds.”  Each Acquiring Fund and Target Fund is referred to as a “Fund” and, collectively, the Acquiring Funds and Target Funds are referred to as the “Funds.”
The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on April 13, 2018.  Your comments are set forth in italics below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement.  The Trust believes that the responses below fully address your comments.
General Comments
1.	Provide a brief supplemental explanation regarding why no shareholder vote is required for the Reorganizations.

A shareholder vote is not required for the Registrant to effect the Reorganizations under the Investment Company Act of 1940, as amended (“1940 Act”) or state law.  The Reorganizations are being effected in reliance on Rule 17a-8 under the 1940 Act, which grants an exemption from the prohibitions on affiliated transactions set forth in Section 17(a) of the 1940 Act, so long as the conditions of Rule 17a-8 are met.  Among other requirements,

Ms. Ashley Vroman-Lee
May 25, 2018

Rule 17a-8(a)(3) requires a merger of affiliated investment companies be approved by the shareholders of the investment company that will not be the surviving investment company in the merger unless certain conditions are satisfied.  As set forth below, each Reorganization satisfies the conditions of Rule 17a-8(a)(3):
a)
No fundamental investment policy of the Target Fund (i.e., an investment policy that cannot be change without shareholder approval) is materially different from that of the corresponding Acquiring Fund;

b)
No investment advisory contract between the Target Fund and any investment adviser is materially different from an investment advisory contract between the corresponding Acquiring Fund and any investment adviser;

c)
The Trustees of the Target Fund who are not “interested persons” of the Trust under the 1940 Act (“Independent Trustees”) and who were elected by shareholders will comprise a majority of the Independent Trustees of the Acquiring Fund; and

d)	The Rule 12b-1 fees paid by the Acquiring Fund will not be higher than the Rule 12b-1 fees paid by the corresponding Target Fund.
Therefore, there is no 1940 Act requirement that the Registrant obtain the approval of Target Fund shareholders to effect the Reorganizations.
The Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”) also permits the Reorganizations to be effected without shareholder approval.  Article X, Section 10.2(b) of the Declaration of Trust states in relevant part that “the Trustees may, in their sole discretion and without Shareholder approval, unless such approval is required by the 1940 Act . . . sell or convey all or substantially all of the assets of the Trust or the assets held with respect to any Series to one or more other Series or to another trust, partnership, limited liability company, association, corporation or other business entity . . . so long as such entity is an investment company registered under the 1940 Act.”  Finally, no provision of the Delaware Code applicable to Delaware statutory trusts prohibits effecting the Reorganizations without shareholder approval.
Comments on the Information Statement/Prospectus
2.
On page v of the Questions and Answers preceding the Information Statement/Prospectus, the disclosure regarding whether the Reorganizations will result in any federal income tax liability for the Target Funds or their shareholders includes the following statement: “To the extent that a Target Fund has assets that cannot be held by the corresponding Acquiring Fund, those assets will be sold before the Reorganization. . .

Ms. Ashley Vroman-Lee
May 25, 2018

Carillon Tower does not anticipate selling assets of either Target Fund in connection with the Reorganizations.”  Please confirm that the statement that “Carillon Tower does not anticipate selling assets of either Target Fund in connection with the Reorganizations” covers both forced repositioning as described in the first sentence of the quoted disclosure, as well as planned repositioning of the Target Funds’ portfolios both prior to and after the Reorganizations.

The Registrant confirms that the statement that “Carillon Tower does not anticipate selling assets of either Target Fund in connection with the Reorganizations” covers both forced repositioning as described in the first sentence of the quoted disclosure, as well as planned repositioning of the Target Funds’ portfolios both prior to and after the Reorganizations.
3.
With respect to the Small Cap Merger, the staff notes that the Acquiring Fund has a policy to invest, under normal circumstances, at least 80% of its net assets in equity securities (mostly common stocks) of small cap companies located anywhere in the United States.  Therefore the staff assumes that the Target Fund either does not hold non-U.S. securities, or would need to dispose of such securities prior to the Reorganization.  If the Registrant anticipates that any disposal of non-U.S. securities will affect the Target Fund’s portfolio turnover rate, please disclose that information in the pro forma financial statements for the Target Fund, as well as any other appropriate section of the Registration Statement.  In addition, disclose in the Registration Statement information, if any, regarding portfolio realignment that is expected to occur as a result of the Reorganization, including: (a) the reasons for the portfolio realignment, (b) the extent and cost of the portfolio realignment, (c) the percentage of the Target Fund’s portfolio that is expected to be sold as a result of the portfolio realignment, (d) an estimate of  realized gains expected to result from the sale of portfolio holdings; and (e) a statement that the total costs of the Reorganization do not include brokerage commissions incurred as a result of any portfolio realignment.

We note that while the Acquiring Fund has a policy to invest, under normal circumstances, at least 80% of its net assets in equity securities of small cap companies located anywhere in the United States, its principal investment strategies also permit the Acquiring Fund to invest up to 10% of its portfolio in foreign securities.  As of April 30, 2018, the Acquiring Fund’s net assets were approximately $262.0 million with foreign securities comprising less than 1% of the Fund’s net assets.  As of the same date the Target Fund’s net assets were approximately $41.2 million with foreign securities comprising approximately 1% of the Fund’s net assets.  The Registrant does not believe that the Target Fund’s foreign securities will have to be sold to satisfy the Acquiring Fund’s investment strategy prior to the Reorganization and the Registrant does not

Ms. Ashley Vroman-Lee
May 25, 2018

anticipate selling the Target Fund’s foreign securities in connection with the Reorganization.
As noted on page 3 of the Information Statement/Prospectus, Carillon Tower Advisors, Inc. (“Carillon Tower”) and Scout Investments, Inc. (“Scout Investments”) have reviewed the Funds’ current portfolio holdings and determined that the Eagle Smaller Company Fund’s holdings generally are compatible with the Scout Small Cap Fund’s investment objective and policies.  As a result, Carillon Tower and Scout Investments believe that all, or substantially all, of the Eagle Smaller Company Fund’s assets could be transferred to and held by the Scout Small Cap Fund and Scout Investments does not anticipate selling assets of the Eagle Smaller Company Fund in connection with the Reorganization.  However, this expectation could change under certain circumstances, including, for example, in response to significant market events.
4.
On page vi of the Questions and Answers preceding the Information Statement/Prospectus, the disclosure regarding who is paying the costs of the Reorganizations indicates that, since each Target Fund’s operating expenses subject to waiver or reimbursement currently exceed the expense cap limitations in the fee waiver and expense reimbursement agreement, it is expected that Carillon Tower ultimately will bear the expenses of the Reorganizations, which are estimated to be approximately $225,000.  Please indicate whether Carillon Tower has any recoupment rights with respect to the expenses of the Reorganizations.  If Carillon Tower does have recoupment rights with respect to the expenses of the Reorganizations, please revise the disclosure accordingly.

Once the Target Funds are reorganized into the Acquiring Funds, the expense limitation agreement for each Target Fund will terminate and Carillon Tower will lose the ability to recoup previously waived fees in the Target Funds.  As disclosed on page 42 of the Information Statement, the Board of the Trust considered this factor in approving the Reorganizations.

5.
Please explain the rationale for allocating the costs of the Reorganizations to the Target Funds.  In addition, page vi of the Questions and Answers preceding the Information Statement/Prospectus states that the costs of the Reorganizations are estimated to be approximately $225,000.  Please indicate whether $225,000 is the estimated cost of each Reorganization, or the aggregate cost of both Reorganizations.

In response to the comment, the following answer will replace the current answer under “Who is paying the costs of the Reorganizations”:
Shareholders of each class of each Target Fund are expected to benefit from the lower operating expense ratios in the Acquiring Fund as a result of its Reorganization.  For this reason, the aggregate costs of the Reorganizations, which are estimated to be approximately $225,000, will be borne by the Target Funds, subject in each case to the fee waiver and expense reimbursement agreement between the Trust, on each Target Fund’s behalf, and Carillon Tower. The Target Funds will split the costs of the Reorganizations evenly, except that each Target Fund will bear the costs of printing and mailing the Information Statement/Prospectus to its shareholders and associated costs.  Since each Target Fund’s operating expenses subject to waiver or reimbursement currently exceed the expense cap limitations in the fee waiver and expense reimbursement agreement, it is expected that Carillon Tower ultimately will bear the expenses of both Reorganizations.

Ms. Ashley Vroman-Lee
May 25, 2018

6.
In the section of the Information Statement/Prospectus titled “Reorganization 1 - Considerations Regarding the Reorganization,” the third bullet point on page 3 provides information with respect to who will bear the cost of the Reorganization.  Please disclose the estimated costs of the Reorganization in this bullet point.  This comment also applies to the corresponding disclosure in the section of the Information Statement/Prospectus titled “Reorganization 2 - Considerations Regarding the Reorganization.”

The Registrant has made the requested change.
7.	Please disclose supplementally which Fund will be the accounting survivor in the Mid Cap Merger.

In the Mid Cap Merger, the Eagle MCG Fund (i.e., the Acquiring Fund) will be the accounting survivor.
8.	For each Reorganization, please confirm that each Fund’s fees and expenses, as disclosed in the Fee Table, are the current fees, as required by Item 3 of Form N-14.

Item 3(a) of Form N-14 requires “a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed” by Item 3 of Form N-1A. Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant “base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund's most recent fiscal year.” The Registrant confirms that each Fund’s fees and expenses, as disclosed in the Fee Table, are the current fees (i.e., fees incurred during each Fund’s most recent fiscal year), as required by Item 3 of Form N-14.
9.
For each Reorganization, please state whether Carillon Tower has waived fees and expenses for the Acquiring Fund that are subject to recoupment.  If as a result of a Reorganization Carillon Tower would be able to recoup previously waived fees or expenses of an Acquiring Fund, please disclose such recoupments in the pro forma fee table.

The Scout Small Cap Fund commenced operations on November 20, 2017 and each share class of the Fund has operated below its expense cap limitation since that time.  Therefore, Carillon Tower has not waived any fees or expenses of the Scout Small Cap Fund.  Additionally, Carillon Tower has not waived any fees or expenses of the Eagle MCG Fund during the past two fiscal years.  Therefore, there are no previously waived fees or expenses of the Eagle MCG Fund that are subject to recoupment.
10.	For the Small Cap Merger, the staff notes that footnote (e) to the Fee Table discloses that Carillon Tower has contractually agreed to waive its investment advisory fee and/or

Ms. Ashley Vroman-Lee
May 25, 2018

reimburse certain expenses of Eagle Smaller Company Fund through June 30, 2019.  The staff also notes that the prospectus for Eagle Smaller Company Fund dated March 1, 2018 indicates that the contractual expense limitation arrangement will remain in effect through February 28, 2019.  Please confirm that the contractual expense limitation arrangement has been extended through June 30, 2019.

The Registrant confirms that, at a meeting held on May 18, 2018, the Board of the Trust approved the extension of the contractual expense limitation arrangement through June 30, 2019.
11.
With respect to each Fund’s fee table, if a Fund’s contractual expense limitation arrangement provides that previously waived and/or reimbursed expenses are subject to recoupment, the footnote disclosing the expense limitation arrangement should discuss the terms of that arrangement.  The footnote also should  confirm that recoupment is limited to three years from the date such amount was waived or reimbursed.  In addition, the Fund should disclose in the applicable footnote to the fee table or in a section of the Registration Statement that corresponds to Item 10 of Form N-1A that the Fund may only reimburse Carillon Tower for previously waived and/or reimbursed expenses if such payment to Carillon Tower does not cause the Fund’s expense ratio, after the payment is taken into account, to exceed (i) the expense cap in place at the time such expenses were waived and/or reimbursed, or (ii) the Fund’s current expense cap.

The Registrant confirms that the fee tables for each Fund include a footnote that discloses the information requested by the staff, except that the footnote discloses that recoupment is limited to two years from the date such amount was waived or reimbursed, which is a more restrictive policy than the policy set forth in the staff’s comment.
12.
For each Fund, in the “Example of Fund Expenses” section of the Information Statement/Prospectus, please show a hypothetical example of Fund expenses assuming that shares had been redeemed at the end of each period.

Footnote (a) to each Fund’s fee table in the Funds’ prospectus includes the following disclosure: “If you sell Class C shares less than one year after purchase, you will pay a 1% CDSC at the time of sale.”  Because a CDSC is not imposed when an investor sells Class C shares of a Fund one year or more after purchase, in the “Example of Fund Expenses” section of the Information Statement/Prospectus, expenses would be the same whether or not an investor redeemed his or her shares at the end of each period.
Therefore, rather than including a second table of hypothetical expenses that matches the existing table, the language above the table of hypothetical expenses states that “[y]our costs would be the same whether you sold your shares or continued to hold them at the end of each period.”

Ms. Ashley Vroman-Lee
May 25, 2018

13.
For Scout Small Cap Fund, the “Fund Turnover” section of the Information Statement/Prospectus discloses that, during the period July 1, 2017 to October 31, 2017, the Fund’s portfolio turnover rate was 25% of the average value of its portfolio.  The staff notes that the Financial Highlights for the Scout Small Cap Fund included in Appendix C to the Information Statement/Prospectus disclose that the Fund’s portfolio turnover rate was 6% during this period.  Please reconcile this discrepancy.

The Registrant has revised the “Portfolio Turnover” section to disclose a rate of 6%.
14.	With respect to the Mid Cap Merger, please supplementally advise the staff whether the accounting survivor will be the Eagle MCS Fund. If so, the staff will provide additional comments.

As stated in response to Comment 7 above, the Registrant confirms that the accounting survivor for the Mid Cap Merger will be the Eagle MCG Fund.

15.
In the “Capitalization” sections of the Information Statement/Prospectus on pages 21 and 38, please add a footnote to each table briefly describing the share adjustments.  With respect to each Reorganization, consider adding a footnote to the table stating that the costs of the Reorganization to be allocated to the Target Fund are not shown as an adjustment because, as a result of the expense limitation arrangement in effect for each Target Fund, those costs are ultimately expected to be borne by Carillon Tower.

The Registrant has added the following as footnote (a) to each table in the “Capitalization” sections of the Information Statement/Prospectus on pages 21 and 38:
(a) Adjustment to reflect the exchange of shares outstanding from the [Target Fund] to the [Acquiring Fund].
No net asset adjustments were made, because all net assets will transfer over to the pro forma Fund as of the date of the Reorganization.
No NAV adjustments were made because net assets will transfer over to the pro forma Fund at the Acquiring Fund's NAV at time of the Reorganization.

The Registrant has added the following as footnote (b) to each table in the “Capitalization” sections of the Information Statement/Prospectus on pages 21 and 38:

(b) The costs of the Reorganization to be allocated to the Target Fund are not shown as an adjustment because, as a result of the expense limitation arrangement in effect for each Target Fund, those costs are ultimately expected to be borne by Carillon Tower.

Ms. Ashley Vroman-Lee
May 25, 2018

16.
Each table in the “Capitalization” sections of the Information Statement/Prospectus on pages 21 and 38 show net assets on a class by class basis.  Please add to each table the total net assets on a Fund by Fund basis to show the overall effect of each Reorganization.

The Registrant has added the requested disclosure.
17.
In the “Additional Information About the Reorganizations - Plan of Reorganization and Termination” section of the Information Statement/Prospectus on page 39, please ensure that the disclosure is consistent with disclosure elsewhere in the Registration Statement with respect to the entity responsible for the costs of the Reorganization.

The Registrant confirms that the disclosure relating to allocation of Reorganization costs on page 39 is consistent with the statements elsewhere in the Information Statement that the each Target Fund will bear the costs of printing and mailing to its shareholders the Information Statement and associated costs, and the Target Funds shall equally bear all other reorganization expenses of both Reorganizations, subject in each case to the expense limitation agreement in place for the Fund.
Comments on the Pro Forma Financial Statements
18.
The Pro Forma Statement of Operations is provided for the 12-month period ended June 30, 2017 and the 4-month period ended October 31, 2017 for the Eagle Smaller Company Fund and the Scout Small Cap Fund.  This information should be provided only for the 12-month period ended October 31, 2017.  Please revise the information accordingly.

The pro forma Statement of Operations has been prepared in accordance with communications that we had with Chad Eskildsen of the SEC staff.  In particular, prior to filing the Registration Statement, we spoke with Mr. Eskildsen about the presentation of the financial statements of the Scout Small Cap Fund.  Following our call, we emailed Mr. Eskildsen on April 2, 2018, and set forth on a no-names basis the following facts and proposed presentation:
On November 20, 2017, Scout Small Cap Fund, then a newly created shell series of the Trust (“Scout A”) acquired the Scout Small Cap Fund, a series of the Scout Funds, an unaffiliated fund complex (“Scout B”).  Scout A’s fiscal year end is October 31.  Scout B’s fiscal year end was June 30.  In anticipation of the acquisition by Scout A of Scout B, Scout B changed its fiscal year end to October 31 and prepared audited financial statements for the four month period from July 1, 2017- October 31, 2017.  Scout A adopted the accounting history of Scout B upon the closing of the transaction.  The Trust is planning to have Scout A acquire the Eagle

Ms. Ashley Vroman-Lee
May 25, 2018

Smaller Company Fund.  Like Scout A, Eagle Smaller Company Fund’s fiscal year end is also October 31.  The Trust is preparing an Information Statement on Form N-14 in connection with the acquisition of Eagle Smaller Company Fund by Scout A.
Although Scout A’s fiscal year end is October 31, the Trust is unable to provide pro forma income statement information for Scout A for the 12 months ended October 31, 2017.  This is because the records necessary to produce these statements reside with and are maintained by the management of Scout B.  The Trust does not have access to these records.
The Trust proposes to create a pro forma income statement for the interim fiscal period from July 1, 2017 through the end of Scout A’s and Eagle Smaller Company Fund’s fiscal year -- October 31, 2017, based on the audited income statement for Scout A (previously Scout B) for the fiscal period from July 1, 2017--October 31, 2017 and an unaudited income statement to be prepared for Eagle Smaller Company Fund for the same period.  The Trust maintains Eagle Smaller Company Fund’s accounting records and so is able to produce this information for Eagle Smaller Company Fund.
If the SEC staff requests, in addition to the pro forma income statement for the interim fiscal period from July 1, 2017--October 31, 2017, the Trust is also able to create a pro forma income statement based on the audited income statement for Scout A (previously Scout B) for the one year period ended June 30, 2017 and an unaudited income statement to be prepared for Eagle Smaller Company Fund for the same period.

In email correspondence dated April 3, 2018, Mr. Eskildsen informed us that he had spoken with two Branch Chiefs in the accounting group who agreed that the pro forma income statement could present the interim fiscal period from July 1, 2017 through October 31, 2017 and should also present the one year period ended June 30, 2017.
19.
Under the “Pro Forma Investment Portfolio” table heading, please include the following statement: “As of December 31, 2017, all of the securities held by the Target Fund would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.”

The Registrant has added the requested disclosure, except that the reference to “compliance guidelines” was changed to “investment guidelines.”
20.	In the “Pro Forma Statement of Assets and Liabilities” table, consider adding a footnote stating that the costs of the Reorganization to be allocated to the Target Fund are not shown as an adjustment because, as a result of the expense limitation arrangement in

Ms. Ashley Vroman-Lee
May 25, 2018

effect for each Target Fund, those costs are ultimately expected to be borne by Carillon Tower.

The Registrant has added the requested disclosure.
21.	Please show the share adjustments for each class of shares in the Pro Forma Financial Statements.

The Registrant has added the requested disclosure.
* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Susan L. Walzer Daniel R. Dzibinski Carillon Tower Advisors, Inc.